Suite 600 – 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5
Telephone No.: 778-729-0600 Fax No.: 778-729-0650

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The annual general and special meeting of shareholders of Auryn Resources Inc. (the “Company”) will be held at Suite 600 - 1199 West Hastings Street, Vancouver, British Columbia, on Thursday, June 1, 2017 at 10 a.m., Vancouver Time, (the “Meeting”) for the following purposes:

1.	To consider the audited financial statements of the Company for its fiscal year ended December 31, 2016 and the report of the auditor thereon (together the “annual financials”);

2.	To set the number of directors to be elected to the Board of Directors at eight (see “Election of Directors” in the Company’s Information Circular);

3.	To elect directors of the Company for the ensuing year (see “Election of Directors” in the Company’s Information Circular);

4.	To appoint an auditor of the Company for the ensuing year (see “Appointment of Auditor” in the Company’s Information Circular);

5.

To consider an ordinary resolution of all shareholders to ratify and approve adoption of a new incentive Share Option Plan of the Company and to authorize its continuation for a three year period from the date of the Meeting, which new incentive Share Option Plan and the three year continuation are described more particularly in the Company’s Information Circular (see “Particulars of Matters to be Acted Upon” in the Company’s Information Circular); and

6.

To consider and, if thought advisable, to approve a special resolution to authorize the alteration of the Articles of the Company to include “Advance Notice Provisions” (as defined in the Information Circular) to establish certain requirements for the valid nomination for election as a director of the company of any person who is proposed for nomination other than by the Board of Directors of the Company (see “Particulars of Matters to be Acted Upon” in the Company’s Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 and National Instrument 54-101 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together “Proxy Materials”), are posted on the Company’s website at http://www.aurynresources.com/investors/investor-package/ and are SEDAR filed under the Company’s profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, or by telephone toll-free: 1-800-863-8655 or by fax: 778-729-0650. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10 a.m. (Pacific Time) on Tuesday, May 30, 2017 (the “Proxy Deadline”), any Shareholder wishing to request a paper copy of the Information Circular as described above, should ensure such request is received by May 16, 2017. Under Notice-and-Access Provisions, Proxy Materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it, for receipt by the Proxy Deadline, in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, April 20, 2017.

BY ORDER OF THE BOARD “Shawn Wallace”

Shawn Wallace
President and Chief Executive Officer

Suite 600 – 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5
Telephone No.: 778-729-0600 Fax No.: 778-729-0650

INFORMATION CIRCULAR
as at April 12, 2017 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Auryn Resources Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on June 1, 2017 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to the “Company”, “we” and “our” refer to Auryn Resources Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to delivery of the Information Circular, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1. of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders (“Notice-and- Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the issuer. In order for the Company to utilize Notice-and-Access Provisions the Company must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Company, a paper copy of those materials. This Information Circular has been posted in full on the Company’s website at http://www.aurynresources.com/investors/investor-package/ and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and related management discussion and analysis, and explain the Notice-and-Access Provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document (a form of Proxy in the case of registered Shareholders or a Voting Instruction Form in the case of Non-Registered Holders).

As the Company is a reporting issuer and has previously used the procedures following the Notice-and-Access Provisions for delivery of the annual meeting materials, it was not required to file a notification at least 25 days prior to the Record Date indicating its intent to use the Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the information circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions (“Broadridge”), to deliver proxy-related materials to NOBOs and the Company will not pay for delivery of proxy-related materials to OBOs.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company at Suite 600 – 1199 West Hastings Street, Vancouver, British Columbia, Tel: (778) 729-0600 or Fax: (778) 729-0650. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the deadline for receipt of Proxies at 10 a.m. on May 30, 2017 (the “Proxy Deadline”), it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 12, 2017.

All Shareholders may call 1-800-863-8655 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. A registered shareholder may submit a proxy using one of the following methods:

(a)

complete, date and sign the Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; or

(b)

use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

log on to Computershare’s website at, www.investorvote.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s board of directors (the “Board”) at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to many Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker (an “intermediary”). In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company utilizing the Notice-and-Access Provisions. The Company has asked Broadridge to send the Meeting Notice and Access materials to NOBO holders. Please return your VIF as specified in the request for voting instructions that was sent to you.

The Company will not be paying to send Meeting Notice and Access materials to OBOs or beneficial holders declining to receive annual meeting documents. Beneficial Shareholders who are OBOs should follow the instructions received from their intermediary carefully to ensure their Common Shares are voted at the Meeting.

The Voting Instruction Form (the “VIF”) supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediaries on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the United States. Broadridge mails a VIF, in lieu of the Proxy provided by the Company. The VIF will name the same persons as are set out in the Company’s Proxy to represent your Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge will then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed by you attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, and by the fact that six of its eight directors and both of its executive officers are residents of Canada or elsewhere outside the United States; and all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

Beneficial Shareholders should follow the instructions to revoke found on the Proxy or VIF provided to them from their intermediary.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed April 12, 2017 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

Until October 31, 2016 the Common Shares of the Company were listed for trading on the TSX Venture Exchange (the “TSXV”). On November 1, 2016 the Common Shares of the Company became listed for trading on the Toronto Stock Exchange (the “TSX”). As a result the Company ceased to be a “venture issuer” as defined under Canadian securities regulations effective November 1, 2016. The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 76,611,349 Common Shares issued and outstanding, each carrying the right to one vote. There are no Common Shares held in escrow. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Corporation, the following corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at the Record Date:

	Number of Common Shares	Percentage of Issued Common
Shareholder Name(1)	Held	Shares
Goldcorp Inc.	9,542,402(1)	12.49%

Note:
(1)	The above information was obtained from SEDI.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors than there are vacancies to fill, or another auditor is nominated, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The number of directors of the Board was set at seven by ordinary resolution of the shareholders at the last annual general meeting, on June 16, 2016 and, pursuant to the Articles of the Company and the Business Corporations Act (British Columbia) (“BCA”), the Board subsequently appointed an eighth director. Accordingly, the Board proposes that the number of directors to be elected at the Meeting be set at eight. Shareholders will therefore be asked to approve a resolution that the number of persons to be elected as director at the Meeting be set at eight.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date:

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Ivan James Bebek Executive Chairman, Director British Columbia, Canada	Since November 2, 2009	4,460,000(6)
Shawn Wallace President, Chief Executive Officer, Director British Columbia, Canada	Since May 7, 2013	3,328,333(5)
Steve Cook(2) (3) (4) (13) Director British Columbia, Canada	Since October 28, 2013	927,199(7)

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Gordon J. Fretwell(2) (3) (4) (13) Director British Columbia, Canada	Since October 28, 2013	27,384(8)
Keith Minty(14) Director British Columbia, Canada	Since October 28, 2013	110,000(9)
Daniel T. McCoy(2) (3) (4) (14) Director Nevada, USA	Since February 26, 2015	150,000(10)
Antonio Arribas Director Michigan, USA	Since August 17, 2015	Nil(11)
Michael Kosowan(13) Director British Columbia Canada	Since November 30, 2016	2,905,100(12)

Notes:
(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Mr. Wallace holds options to purchase 500,000 Common Shares.
(6)	Mr. Bebek holds options to purchase 500,000 Common Shares.
(7)

907,199 of these Common Shares are held by SMCook Legal Services Law Corporation, a company over which Mr. Cook has control and direction. Mr. Cook holds options to purchase an aggregate of 180,000 Common Share.

(8)	Mr. Fretwell holds options to purchase 180,000 Common Shares.
(9)	Mr. Minty holds options to purchase 180,000 Common Shares.
(10)	Mr. McCoy holds options to purchase 76,750 Common Shares.
(11)	Mr. Arribas holds options to purchase 180,000 Common Shares.
(12)	Mr. Kosowan holds options to purchase 180,000 Common Shares.
(13)	Member of Mergers and Acquisitions Committee.
(14)	Member of Technical Committee, with Michael Henrichsen, COO.

Occupation, Business or Employment of Nominees

Ivan James Bebek – Mr. Bebek is Executive Chairman and Director to the Company. Mr. Bebek has over 17 years experience in financing, foreign negotiations, and acquisitions in the mineral exploration industry. His understanding of the capital markets and ability to position, structure and finance companies that he has been associated with has been instrumental in their successes. Mr. Bebek formerly was the President. CEO and co-founder of Cayden Resources Inc., which was sold to Agnico Eagle Mining Limited for $205 million in November 2014, a co-founder and a Director of Torq Resources Inc. (formerly, Stratton Resources Inc.) and a co-founder of Keegan Resources Inc. (now Asanko Gold).

Shawn Wallace – Mr. Wallace is President, Chief Executive Officer and Director to the Company. Mr Wallace has been involved in all aspects of the mining industry, from mineral exploration and project management, to financing, mergers & acquisitions, and corporate development. Over the past 25 years, Mr. Wallace has been instrumental in building numerous high-quality mineral exploration, development, and production stage companies including co-founding Cayden Resources, which was acquired by Agnico Eagle Mining for $205 million in November 2014. Mr. Wallace is also a co-founder and Director of Asanko Gold Inc. and Torq Resources Inc.

Steve Cook - Mr. Cook is a practicing tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources Ltd. prior to it being acquired by Osisko Mining Corp. and Cayden Resources Inc. prior to it being acquired by Agnico Eagle Mining Limited. Mr. Cook currently serves as a Director of Torq Resources Inc.

Gordon J. Fretwell - Mr. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver, practicing primarily in the areas of corporate and securities law. He currently serves on the board of several public companies engaged in mineral exploration including: Asanko Gold Inc., Canada Rare Earth Corp. and Coro Mining Corp.

Keith Minty – Mr. Minty obtained a B.Sc. in Mining Engineering from Queen’s University, Kingston Ontario, Canada in 1978. He has over 26 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa. From 2008 to 2013, Mr. Minty was the Chief Operating Officer at Thani Dubai Mining Limited (“Thani”) where he was responsible for all project exploration and operation activities in Yemen and Egypt as well as new business development activities. Prior to joining Thani, he was the South African country manager for Hunter Dickinson Inc. Mr. Minty has also served on the board of directors of Asanko Gold Inc. and Oremex Silver Inc. He currently serves on the boards of Callinex Mines Inc. and Hunter Bay Minerals Plc.

Daniel T. McCoy, Ph.D. - Dr. McCoy obtained his doctorate at the University of Alaska and has worked extensively in the exploration sector for over 27 years, specializing in precious metals exploration. Dr. McCoy has a wealth of experience in North America, South America and in Africa. Dr. McCoy was previously employed at Placer Dome as manager for US generative exploration and was formerly President and CEO of Asanko Gold Inc., where he led the exploration team that discovered the Esaase Gold deposit in Ghana, West Africa. Most recently, Dr. McCoy was Chief Geologist and a Director of Cayden Resources, where he led the exploration team that led to the acquisition of the El Barqueño project, resulting in the acquisition of the Company by Agnico Eagle Mining.

Antonio Arribas – Antonio Arribas holds a BA and MSc in Geology from the Universidad de Salamanca and a PhD from the University of Michigan. He is a world-renowned expert in his field with over 20 years experience in the resources industry across multiple companies, commodities and geographic regions. Mr. Arribas has held a variety of positions including Vice President Geoscience at BHP Billiton Minerals Exploration in Singapore (2013), Senior Manager Geosciences at Newmont Mining Corp. (2012) in Denver, Colorado, and Exploration Manager South America at Placer Dome Exploration in Reno, Nevada (2006). Mr. Arribas is currently a Professor at the Graduate School of Mineral Resource Sciences of Akita University, Japan. He is an experienced lecturer and has contributed to over 40 publications. In 2013, Mr. Arribas was elected President of the Society of Economic Geologists, Inc., where he continues to be a member.

Michael Kosowan – Mr. Kosowan is an industry expert with over 20 years experience in the junior mining sector. For the past 17 years, he has been leading mining investment and financings in the USA and Canada through his work with Sprott and other premier brokerage houses. Previously, Mr. Kosowan worked for a number of top tier Canadian mining companies such as Placer Dome, Falconbridge and Inco, as a project Engineer, and for Atapa Minerals in Indonesia and Peru, as an Exploration Manager. Mr. Kosowan holds a Master’s of Applied Science degree, is a Mining Engineer (P.Eng.) and a former Investment Advisor of Sprott Private Wealth (Canada) and Sprott Global Resources Inc (USA).

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders and Bankruptcy

Except as set out below, within the last 10 years before the date of this Information Circular, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Gordon Fretwell was a director of Pine Valley Mining Company in 2007, which became subject to an order under the Companies’ Creditor Assistance Act (British Columbia) in 2008, the year following Mr. Fretwell’s resignation from the position of director. Mr. Fretwell is also a past director of Lignol Energy Corp., which was placed into receivership in September 2014.

Conflicts of Interest

Directors and officers of Auryn are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCA.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, on April 12, 2017 the Board adopted a majority voting policy for the election of directors. The policy provides that if a nominee for election as director receives a greater number of “withheld” votes than “for” votes, that nominee will tender a resignation to the Chair of the Board following the meeting of shareholders at which the director is elected. The Board will consider the offer of resignation and announce its decision on whether to accept it in a press release within 90 days following the shareholder meeting.

In its deliberations, the Board will consider all factors it deems relevant including any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and whether the resignation would be in the best interests of the Company. The Board will be expected to accept the resignation except in situations where extenuating circumstances would warrant the director to continue to serve.

This policy only applies in circumstances involving an uncontested election of directors, being those where the number of director nominees is the same as the number of directors to be elected to the Board. This policy is now part of the governance policies on the Company’s website.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Professional Accountants, 2800 – 1055 Dunsmuir Street, 4 Bentall Centre, P.O. Box 49279, Vancouver, British Columbia V7X 1P4, will be nominated at the Meeting for appointment as auditor of the Company. Deloitte LLP, Chartered Professional Accountants, are the current auditor of the Company and were first appointed effective October 28, 2015 in place of Hay & Watson, Chartered Accountants, who were auditor of the Company since 2008.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Under National Instrument 52-110 (“NI 52-110”) the Company is required to disclose its audit committee information annually in its Annual Information Form. The Company refers to its Annual Information Form as SEDAR filed at www.sedar.com on March 29, 2017 for current information concerning the Audit Committee of the Company. The Audit committee Charter can be viewed on the Company’s website at http://www.aurynresources.com/assets/docs/Auryn-Charter-of-Audit-Committee.pdf.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Governance Policies which can be accessed on the Company’s website http://www.aurynresources.com/corporate/corporate-governance/. The Board Guidelines mandate the Board to: (i) assume responsibility for the overall stewardship and development of the Company and the monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Governance Policies include written charters for the Board committees and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents.

Board of Directors and Committees

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company. The Board meets on a regularly scheduled basis. In addition to these meetings, the directors are kept informed of our operations through reports and analyses by, and discussions with, management.

Composition of the Board

Regulatory policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Such policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and should implement a system enabling an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company has policies that allow for retention of independent advisors by members of the Board when they consider it advisable.

Under regulatory policies, an “independent” director does not have, “directly or indirectly, a financial, legal or other relationship with the Company.” Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to; materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s current executive officers served at the same time on that entity’s compensation committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing eight (8) nominees for election to the office of director, of whom a majority are considered independent directors. The independent nominees are: Gordon J. Fretwell, Keith Minty, Steve Cook, Daniel T. McCoy and Antonio Arribas. The non-independent members of the Board are Shawn Wallace, who is the President and Chief Executive Officer of the Company, Ivan Bebek, who is the Executive Chairman of the Company and Michael Kosowan, who is the President and Chief Executive Officer of Torq Resources Inc., of which Shawn Wallace is a Director and a member of the Compensation Committee.

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board members and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. Meetings of independent directors are not held on a regularly scheduled basis but communication among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2016. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Other Directorships

The directors currently serving on boards of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Ivan James Bebek	Torq Resources Inc.	TSXV
Shawn Wallace	Torq Resources Inc. Asanko Gold Inc.	TSXV TSX, NYSE.MKT
Steve Cook	Torq Resources Inc.	TSXV
Gordon J. Fretwell	Asanko Gold Inc. Coro Mining Corp. Canada Rare Earth Corporation	TSX, NYSE.MKT TSX TSXV
Keith Minty	Hunter Bay Minerals PLC Callinex Mines Inc.	TSXV CNX
Michael Kosowan	Torq Resources Inc.	TSXV

Committees of the Board

The Board has established an audit committee, a compensation committee, a nominating and governance committee, a mergers and acquisitions committee and a technical committee.

Audit Committee

Composition of the Audit Committee

The Audit Committee has the following members:

Steve Cook (Chairman)
Gordon J. Fretwell
Daniel McCoy

The function of the Audit Committee is to: (a) meet with the financial officers of Auryn and its independent auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans; (b) appoint the auditors, subject to shareholder approval; and (c) review and recommend to the Board for approval of Auryn’s financial statements and certain other documents required by regulatory authorities.

All members of the Audit Committee are independent (as assessed in accordance with our independence standards) and financially literate. None of the members of the Audit Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

The Company refers to its Annual Information Form as at March 28, 2017 as SEDAR filed at www.sedar.com on March 29, 2017 for current information concerning the Audit Committee of the Company.

Compensation Committee

Composition of the Compensation Committee

The Compensation Committee has the following members:

Steve Cook (Chairman)
Gordon J. Fretwell
Daniel McCoy

The function of the Compensation Committee is to consider the terms of employment of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers, and general compensation policy, as well as the policy for granting awards under Auryn’s share option plan.

All members of the Compensation Committee are independent in accordance with applicable securities laws. None of the members of the Compensation Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under Statement of Executive Compensation below. The Compensation Committee Charter is included in the Manual, which is posted on the Company’s website at http://www.aurynresources.com/corporate/corporate-governance/.

Compensation Committee functions include: the annual review of compensation paid to the Company’s executive officers and directors, the review of the performance of the Company’s executive officers and the task of making recommendations on compensation to the Board.

The Compensation Committee also periodically considers the grant of stock options. Options have been granted to the executive officers and directors and certain other service providers taking into account competitive compensation factors and the belief that options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee

Composition of the Nominating and Governance Committee

The Nominating and Governance Committee has the following members:

Steve Cook
Gordon J. Fretwell (Chairman)
Daniel McCoy

The function of the Nominating and Governance Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the effectiveness of the Board and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors.

All members of the Nominating and Governance Committee are independent in accordance with applicable securities laws. None of the members of the Nominating and Governance Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

The Charter of the Nominating and Governance Committee is posted on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/.

The Nominating and Governance Committee is responsible for developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to assure that the Company remains in full compliance with such requirements as are applicable to the Company.

In exercising its nominating function the Nominating and Governance Committee evaluates and recommends to the Board the size of the Board and certain persons as nominees for the position of director of the Company. The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating and Governance Committee and those assessments are then provided to the Board.

Director Evaluation

To supplement Board succession planning and its efforts to ensure Board renewal, the Nominating and Governance Committee carries out an annual assessment of the Board members and the various committees in order to assess the overall effectiveness of the Board.

The evaluation process assists the Board in:

•	Assessing its overall performance and measuring the contributions made by the Board as a whole and by each committee;

•	Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company;

•	Improving the overall performance of the Board by assisting individual directors to build on their strengths;

•	Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year; and

•	Developing the Board’s succession plan and recruitment efforts.

The Nominating and Governance Committee annually reviews the adequacy of the evaluation process and recommends any changes to the Board for approval. Each director completes certain surveys regarding the effectiveness of the Board and each committee of the Board of which each director is a member, including their processes and their relationship with management, and provides suggestions for improvement. This self-assessment also assists the Nominating and Governance Committee in determining the financial literacy of each director and topics for continuing education.

Mergers and Acquisitions Committee

Composition of the Mergers and Acquisitions Committee

The Mergers and Acquisitions Committee has the following members:

Steve Cook
Gordon J. Fretwell
Michael Kosowan

The function of the Mergers and Acquisitions Committee is to analyze, consider and develop recommendations to the Board regarding the mission and future direction of the Company over the next five years, and to develop an ongoing process for the review and revision of these recommendations. The Mergers and Acquisitions Committee may also act on behalf of the Board with respect to analyzing any specific transactions and make recommendations to the Board.

All members of the Mergers and Acquisitions Committee are independent in accordance with applicable securities laws. None of the members of the Mergers and Acquisitions Committee were, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

Technical Committee

Composition of the Technical Committee

The Technical Committee has the following members:

Keith Minty (Chairman)
Daniel McCoy
Michael Henrichsen (non-director – COO)

The function of the Technical Committee is to analyze, consider and develop recommendations to the Board regarding the technical mission and future direction of the Company over the next five years, and to develop an ongoing process for the review and revision of these recommendations. The Technical Committee may also act on behalf of the Board with respect to analyzing any specific technical decisions and make recommendations to the Board.

All members of the Technical Committee are independent in accordance with applicable securities laws, except Michael Henrichsen who is the Chief Operating Officer, but not a director of the Company. Mr. Henrichsen is the only member of the Technical Committee who was, during the most recently completed financial year of the Company, an officer or employee of the Company or any of its subsidiaries.

Director Term Limits

The Company has not adopted term limits or other mechanisms to force Board renewal. Given the normal process of annual elections of individual directors by the shareholders of the Company and the fact that individual directors also undertake annual director assessments, the Board has determined that term limits or a mandatory retirement is not essential. Directors who have served on the Board for an extended period of time are in a unique position to provide valuable insight into the operations and future of the Company based on their experience with a perspective on the Company’s history, performance and objectives. From time to time, Board renewal is facilitated by introducing new director appointments to the Board with fresh perspectives to facilitate a balance between Board refreshment and continuity.

Representation of Women on the Board and Senior Management

The Company does not have a written policy on the representation of women on the Board. The Board does not believe that quotas or strict rules necessarily result in the identification or selection of the best candidates. Rather, selection is made based on merit, skills, qualifications, experience, background, the needs of the Company at the time, etc. However, the Governance and Nominating Committee and the Board are mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and its decision-making abilities. Accordingly, in searches for new directors or officers, the Governance and Nominating Committee considers the level of female representation and diversity within its leadership ranks and this is just one of several factors used in its search process.

The Company has also not adopted a target regarding women on its Board or in executive officer positions due to the need to evaluate a balance of criteria, including diversity, in each individual appointment. The Company is monitoring industry and its peers in order to identify best practices.

Board of Directors Decisions

Good governance policies require the Board of an exchange listed corporation, together with its chief executive officer, to develop position descriptions for the Board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board, the Chair of each Board committee and the Chief Executive Officer of the Company.

The following table sets forth the record of attendance of each Board member to each of the Board and Committee meetings for the year ended December 31, 2016:

Director	Board of Directors	Audit	Compensation	Nominating and Governance	Mergers and Acquisitions	Technical
Ivan Bebek(2)	5 of 5	2 of 4	N/A	N/A	N/A	N/A
Shawn Wallace	5 of 5	N/A	N/A	N/A	N/A	N/A
Steve Cook	4 of 5	3 of 4	2 of 2	1 of 1	2 of 2	N/A
Gordon J. Fretwell	5 of 5	4 of 4	2 of 2	1 of 1	2 of 2	N/A
Keith Minty	5 of 5	N/A	N/A	N/A	N/A	Nil(4)
Daniel T. McCoy(3)	5 of 5	2 of 4	2 of 2	1 of 1	N/A	Nil(4)
Antonio Arribas	3 of 5	N/A	N/A	N/A	N/A	N/A
Michael Kosowan(1)	NA	N/A	N/A	N/A	2 of 2	N/A

Notes:
(1)	Michael Kosowan was appointed to the position of director on November 30, 2016 and was not in a position to attend all Board meetings or meetings of the Mergers and Acquisitions Committee.
(2)	Ivan Bebek ceased to be an Audit Committee member following the Company’s AGM on June 16, 2016.
(3)	Dan McCoy became an Audit Committee member following the Company’s AGM on June 16, 2016.
(4)	There were no Technical Committee meetings held in 2016.

Orientation and Continuing Education

The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, the Company’s significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Ethical Business Conduct

The Board has a Code of Business Conduct and Ethics (the “Code”) contained in the Manual and which is available for viewing on the Company’s website at https://www.aurynresources.com/corporate/corporate-governance/. The Board and its committees have established the standards of business ethics and conduct contained in the Code, and it is their responsibility to oversee compliance with the Code. The Board has implemented an annual procedure whereby directors, officers and employees of the Company sign off on, and certify that they have read and understand the Company’s Code and that they are unaware of any violation thereof. Any change in or waiver of any provision of the Code shall require approval of the applicable Board Committee, and shall be publicly disclosed in the time period and manner as required by law or regulation.

The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate policies and the common law, and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommended to the Board eight directors as nominees for election this year. See

Nominating and Governance Committee above.

Other Board Committees

All committees of the Board are described above.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board and the various sub-committees completed self-assessments of their performance during the year and are satisfied with the overall project and corporate achievements of the Company and believe this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (”NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Ivan Bebek, Executive Chairman, Shawn Wallace, CEO, Peter Rees, CFO and Michael Henrichsen, Chief Operating Officer (“COO”) are each a NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

The function of the Compensation Committee generally is to assist the Board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it into this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Prior to appointing members to the Compensation Committee, the Board assesses the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries or fees competitive in the markets in which the Company operates will be a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications. Comparable companies included but were not limited to: Almaden Minerals, UEX Corporation, Balmoral Resources Inc., Atac Resources Ltd. and Kaminak Gold Corp.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company’s operations.

Bonus Incentive Compensation paid during the fiscal 2016 has been included in the Summary Compensation Table below.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Options to purchase Common Shares in the Company are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. The amounts and terms of options granted are determined by the Board.

Given the evolving nature of the Company’s business as a mineral exploration and development company, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company incentive plans when designing and reviewing such plans and programs.

Actions, Policies and Decisions made following December 31, 2016:

On January 9, 2017 the Company entered into an Investment Agreement with Goldcorp Inc. (the “Strategic Investment”) which closed on January 24, 2017, in which Goldcorp purchased 9,542,402 Common Shares to effectively give Goldcorp a controlling shareholder ownership interest of 12.5% of the Common Shares. The Company also entered into an Investor Rights and Obligations Agreement with Goldcorp which, conditional upon Goldcorp maintaining a 5% or greater equity ownership interest in the Company, gives Goldcorp (i) the right to participate in any future equity issues to allow Goldcorp to maintain its 12.5% interest; (ii) the right to match certain non-equity financings; and (iii) if Goldcorp chooses to sell more than 2% of its Common Share holdings, the Company will have the right to designate buyers and Goldcorp will vote its Common Shares to elect the director nominees recommended by the Company. The Strategic Investment closed on January 24, 2017 and Goldcorp, as an Insider of the Company, now holds 12.5% of the outstanding Common Shares.

Option-Based Awards

The Company’s current share purchase option plan was adopted on April 29, 2011 (“2011 Plan”) but was required to be amended and restated October 4, 2016 as a condition for the Company moving its common share listing onto the Toronto Stock Exchange (TSX) from the TSX Venture Exchange. As discussed below and following, the Company’s management proposes that shareholders consider and if thought fit, approve the replacement of the 2011 Plan with a new option plan (“2017 Plan”).

Both the 2011 Plan and the 2017 Plan are designed to provide an incentive to service providers to acquire an equity interest in the Company and to encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

The only long-term or equity incentives which the Company uses are share options under the 2011 Plan. The Board, or the Compensation Committee, authorizes the grant of share options to service providers including directors, members of management, employees and certain consultants. Options are generally granted annually, and at other times of the year to individuals who are commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant.

Options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. Share options vest on terms established by the Compensation Committee.

See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for material terms of the 2011 Plan and under “Particulars of Matters to be Acted upon” for information about the 2017 Plan which is being proposed for approval by the Shareholders at the Meeting.

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the year ended December 31, 2016, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

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Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past three years of the Company on the TSX and the TSXV with a cumulative total shareholder return on the S&P/TSX Composite Index.

Note:
(1)

The Company commenced trading on the TSX on November 1, 2016 and does not pay a dividend on its Common Shares. Prior to listing on the TSX, from September 15, 2008 to October 31, 2016, the Company was listed for trading on the TSXV.

The NEO compensation in fiscal year 2016 increased due to an increase in the NEO salaries in line with overall increase in the Company’s operating activities for the year. The NEO compensation in the period from 2015 to 2016 increased as a result of the implementation of the Company’s Bonus Incentive Compensation plan and an increase in the fair value of the options granted to the NEOs during fiscal year ended December 31, 2016, compared to the fair value of options granted during fiscal year ended December 31, 2015. The increase in the value of the Common Shares from the previous year can be partly attributable to the general recovery in the overall junior resource market but also to the Company’s completion of a number of strategic acquisitions including that of Homestake Resources Corp. (see press release dated September 8th, 2016) and a portfolio of assets in Peru (see press releases dated June 2, 2016 and September 26, 2016).

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Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed fiscal periods ended June 30, 2014, June 30, 2015, its transitional financial period ended December 31, 2015, and its most recent full fiscal year ended December 31, 2016 is set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans ($)
Ivan Bebek, (5) Executive Chairman	Dec 2016 Dec 2015(4) Jun 2015 Jun 2014	215,000 60,000 30,000 Nil	Nil Nil Nil Nil	350,266 118,349 Nil Nil	120,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	685,266 178,349 30,000 Nil
Shawn Wallace, (1) CEO	Dec 2016 Dec 2015(4) Jun 2015 Jun 2014	240,000 120,000 153,783 85,192	Nil Nil Nil Nil	350,266 118,349 Nil 75,532	120,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	710,266 238,349 153,783 160,724
Peter Rees, (2) CFO	Dec 2016 Dec 2015(4) Jun 2015 Jun 2014	175,000 66,309 93,091 32,504	Nil Nil Nil Nil	262,699 91,037 Nil 44,431	87,500 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	525,199 157,346 93,091 76,935
Michael Henrichsen,(3) COO	Dec 2016 Dec 2015(4) Jun 2015 Jun 2014	204,000 102,000 207,783 183,054	Nil Nil Nil Nil	271,456 68,278 Nil 75,532	102,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	577,456 170,278 207,783 258,586

Notes:
(1)	Shawn Wallace was re-appointed as a director on May 7, 2013 and was appointed as President and CEO on May 23, 2013.
(2)	Peter Rees was appointed as CFO and Corporate Secretary on September 7, 2012.
(3)	Michael Henrichsen was appointed as COO on November 1, 2013.
(4)	Transitional period from July 1, 2015 to December 31, 2015.
(5)	Ivan Bebek was appointed as Executive Chairman of the Company following the Company’s AGM on June 16, 2016.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

No share-based awards have been granted to any of the NEOs of the Company. The following table sets out all option-based awards outstanding as at December 31, 2016, for each NEO:

	Option-based Awards
	Number of securities			Value of
	underlying unexercised	Option	Option	unexercised in-the-
Name	options	exercise price(1)	expiration date	money options(1)(2)
	(#)	($)	(M/D/Y)	($)
Ivan Bebek	200,000(3)	2.63	June 20, 2021	66,000
	130,000(4)	1.30	August 17, 2020	215,800
	170,000(5)	0.51	February 17, 2019	416,500
Shawn Wallace	200,000(3)	2.63	June 20, 2021	66,000
	130,000(4)	1.30	August 17, 2020	215,800
	170,000(5)	0.51	February 17, 2019	416,500
Peter Rees	150,000(3)	2.63	June 20, 2021	49,500
	100,000(3)	1.30	August 17, 2020	166,000
	100,000(1)	0.51	February 17, 2019	245,000
Michael Henrichsen	155,000(3)	2.63	June 20, 2021	51,150
	75,000(4)	1.30	August 17, 2020	124,500
	170,000(5)	0.51	February 17, 2019	416,500

Notes:
(1)	As the last day of trading for the fiscal year ended December 31, 2016 was December 30, 2016 and the closing price of the Common Shares on December 30, 2016 was $2.96 per Common Share.
(2)

The fair value of the share options granted in 2016 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 0.66%; expected dividend yield: Nil; stock price volatility: 81%; and expected life in years: 4.00.

(3)	These options were granted on June 20, 2016.
(4)	These options were granted on August 17, 2015.
(5)	These options were granted on February 17, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2016, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ivan Bebek	270,147	120,000
Shawn Wallace	203,396	120,000
Peter Rees	201,272	87,500
Michael Henrichsen	270,147	102,000

Note:
(1)

The fair value of the share options granted in 2016 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 0.66%; expected dividend yield: Nil; stock price volatility: 81%; and expected life in years: 4.00.

See Securities Authorized under Equity Compensation Plans for further information on the Company’s Share Option Plan.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Each NEO has an Executive Employment Agreement whereby, in the event the Company experiences a change of control, each NEO shall have a special right to resign for good reason at any time within twelve (12) months after a Change in Control of the Company. A NEO sending notice of resignation under this section must provide one (1) month’s notice of such resignation.

In the event the NEO is terminated without just cause or resignation for good reason after change in control, within twelve (12) months after a Change in Control, the Company shall provide the NEO with the following, with all cash compensation payable within 5 business days of the NEO’s last day of work (the “Termination Date”):

i.

the full amount of the instalments falling due in respect of the NEO’s Annual Salary through to the Termination Date, plus an amount equal to the amount, if any, of any accrued vacation pay, the amount of any reimbursable expenses and the amount, if any, of any other compensation actually accrued and then payable to the Executive which has not ben paid;

ii.

any amount which has been fully earned and is payable to the NEO under any Bonus. If no such amount for the year in which termination occurs has been established as at the Termination Date, the amount paid as an incentive bonus for the immediately preceding year shall be used, on a pro rata basis for the portion of the year up to the Termination Date, for the purposes of determining the amount under this subsection (ii);

iii.	the NEO shall receive two times their annual salary;

iv.

the Company shall continue at its cost the benefits then in effect for the Executive, other than disability insurance, until the earlier of twenty-four (24) months from the Termination date or the NEO obtaining comparable benefits through other employment. The Company shall pay the NEO an amount equal to twenty-four (24) months of the then-prevailing premiums for his disability insurance;

v.

notwithstanding the terms of any stock option plan or agreement, all non-vested stock options held by the NEO shall vest as of the Termination date and the NEO shall be entitled to exercise all his stock options until the earlier of their normal expiry date or one (1) year after the Termination date; and

vi.	outplacement services at a cost of the lesser of 10% of the NEO’s annual salary or $25,000.

In the event the triggering event took place on the last business day of the Company’s most recently completed financial year, the following gross payments would have become payable:

Name	Gross termination and change of control benefit ($)
Shawn Wallace	504,000
Ivan Bebek	451,500
Peter Rees	367,500
Michael Henrichsen	428,400

Director Compensation

As compensation during the most recently completed financial year ended December 31, 2016, Directors of the Company received option-based awards.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at financial December 31, 2016 financial year end, for each director who was not a NEO of the Company:

	Option-based Awards
	Number of securities			Value of unexercised
	underlying unexercised	Option	Option	in-the-money
Name	options	exercise price	expiration date	options(1)(2)
	(#)	($)	(M/D/Y)	($)
Gordon J. Fretwell	50,000(3)	2.63	June 20, 2021	16,500
	60,000(4)	1.30	August 17, 2020	99,600
	70,000(5)	0.51	February 17, 2019	171,500
Steve Cook	50,000(3)	2.63	June 20, 2021	16,500
	60,000(4)	1.30	August 17, 2020	99,600
	70,000(5)	0.51	February 17, 2019	171,500
Keith Minty	50,000(3)	2.63	June 20, 2021	16,500
	60,000(4)	1.30	August 17, 2020	99,600
	70,000(5)	0.51	February 17, 2019	171,500
Antonio Arribas	50,000(3)	2.63	June 20, 2021	16,500
	130,000(4)	1.30	August 17, 2020	215,800
Daniel T. McCoy	50,000(3)	2.63	June 20, 2021	16,500
	26,750(4)	1.30	August 17, 2020	44,405

Notes:
(1)	As the last day of trading for the fiscal year ended December 31, 2016 was December 30, 2016, the closing price of the Common Shares on December 30, 2016 was $2.96 per Common Share.

(2)

The fair value of the share options granted in 2016 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 0.66%; expected dividend yield: Nil; stock price volatility: 81%; and expected life in years: 4.00.

(3)	These options were granted on June 20, 2016.
(4)	These options were granted on August 17, 2015.
(5)	These options were granted on February 17, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2016, for each director, excluding a director who is already set out in disclosure above as an NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gordon J. Fretwell	76,179	Nil
Steve Cook	76,179	Nil
Keith Minty	76,179	Nil
Antonio Arribas	98,176	Nil
Daniel T. McCoy	79,321	Nil
Michael Kosowan(2)	Nil	Nil

Notes:
(1)

The fair value of the share options granted in 2016 was estimated using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate: 0.66%; expected dividend yield: Nil; stock price volatility: 81%; and expected life in years: 4.00.

(2)	Michael Kosowan was appointed to the position of director on November 30, 2016 and was not granted any options during the fiscal year ended December 31, 2016.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The 2011 Plan is known as a rolling plan as will be the 2017 Plan. Under a rolling plan, options totalling a maximum fixed number (10% for both the 2011 Plan and the 2017 Plan) of the Common Shares issued and outstanding from time to time are available for grant. The only material differences between the original 2011 Plan and its 2016 amendment are that before the amendment options could be granted at a price which was a discount to the market however neither the amended 2011 Plan nor the 2017 Plan permit a grant below the undiscounted (five day volume weighted) market price. Other changes to the 2011 Plan necessitated by the TSX listing included additional restrictions on the ability of the Board to amend the terms of issued options and/or amending the 2011 Plan itself. Under TSX policies rolling stock option plans must be approved every three years by the shareholders of the Company.

Material Terms of the 2011 Plan

The following is a summary of the material terms of the 2011 Plan:

(a)

persons who are bona fide Service Providers (as defined in the 2011 Plan) to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options;

(b)	options granted under the 2011 Plan are non-assignable and non-transferable and are issuable for a period of up to 10 years;

(c)

an Option granted to any Service Provider will expire within ninety days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)

the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Market Price (as defined, which is the 5 day volume weighted average market price);

(h)

vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates for a minimum period, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a director of the Company or its affiliates during the vesting period;

(i)	Options granted will not be assignable and will not be transferable;

(j)

the Company, may from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law; and

(k)

the Board reserves the right, subject to any necessary TSX approval, in its discretion to amend, suspend, terminate or discontinue the 2011 Plan in respect of options which have not yet been granted under it.

A copy of the 2011 Plan has been filed at, and can be downloaded from, the Company’s SEDAR profile at www.sedar.com.

Proposal to Approve 2017 Plan

At the Meeting the Shareholders will be asked to approve the 2017 Plan (dated for reference April 12, 2017), which if approved will remain in effect until the third anniversary of the Meeting. See disclosure under “Particulars of Matters to be Acted upon – Approval of 2017 Share Option Plan” for the material terms of the 2017 Plan.

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The following table sets out equity compensation plan information as at the December 31, 2016 fiscal year end.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,753,000	$1.77	1,926,682
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,753,000	$1.77	1,926,682

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of 2017 Share Option Plan

The Board is of the view that its incentive share option plan required updating to reflect the efficiencies available to U.S. resident Optionees (“US Optionees”) under the United States tax laws. At the Meeting the Company will ask the Shareholders to consider, and if thought fit, approve a resolution to adopt a new incentive share option plan (the “2017 Plan”), which 2017 Plan will replace the current 2011 Plan, and will allow the Company to adjust its compensation strategies to include the U.S. taxation regime.

The 2017 Plan accommodates the different tax consequences and tax withholding requirements arising from the Income Tax Act (Canada) and U.S. Internal Revenue Code of 1986, as amended from time to time, including any successor legislation thereto, and which are available under share incentives as they relate to each Canadian Optionee or US Optionee, respectively. In particular, the 2017 Plan addresses U.S. tax responsibilities of US Optionees and US Taxpayers in addition to Canadian tax withholding procedures for Canadian Optionees. The 2017 Plan also includes a new separate form of option commitment applicable to the relevant tax regime, being in the form either of Schedule A for Canadian Optionees, or for US Optionees, Schedule B to the 2017 Plan. The 2017 Plan also has an aggregate maximum number of 2,000,000 Common Shares to be issued pursuant to Incentive Stock Options granted to US Optionees.

Under the 2017 Plan, as outstanding options are exercised, additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of Options available for granting to eligible optionees will increase. As at the date hereof there are Options outstanding to purchase an aggregate of 5,116,750 Common Shares representing approximately 6.68% of Common Shares outstanding. Accordingly, there are a further 2,544,384 Common Shares available for reserve for grant of Options under the 2017 Plan representing approximately 3.32% of the Common Shares outstanding. At the Record Date, April 12, 2017, there were 251,750 Options granted to US Optionees. Accordingly, there are a further 1,748,250 Common Shares available for reserve for grant of Options to US Optionees within the maximum available under the 2017 Plan.

The following is a summary of the material terms of the 2017 Plan:

(a)

Persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the 2017 Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If an Option is granted to a company, that company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect.

(c)

All Options granted under the 2017 Plan will be exercisable only by the Optionee to whom they have been granted and the Options are non-assignable and non-transferable, except in the case of the death of an Optionee, whereby any vested Option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of Options is determined by the Board and subject to the following:

•

where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the 2017 Plan, vested Options shall expire 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company and all unvested Options shall immediately terminate without right to exercise same;

•

in the case of an Optionee being dismissed from employment or service for cause, Options owned by such Optionee, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

•

in the event of a change of control occurring, Options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

•

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the shareholder meeting at which the director is not re- elected;

(e)

All Options granted under the 2017 Plan are exercisable for a period of up to [5] years and will vest at the discretion of the Board, provided that the term of such Options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones, which may be defined by the Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a Participant (as defined in the 2017 Plan) is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by Service Providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an Option will expire on its Expiry Date as defined in the 2017 Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, then the Expiry Date for that Option is automatically adjusted, at the discretion of the Board, to extend it to the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of an Option is established by the Board at the time the Option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of Common Shares that may be issuable to directors who are independent directors of the Company, which when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding Common Shares.

(h)	The 2017 Plan is subject to the following restrictions, though the Company may seek disinterested shareholder approval to cure such limitations:

i.

the number of Common Shares that may be issued to Insiders as a group under the 2017 Plan, when combined with Common Shares that may be issued to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the issued Common Shares within any 12 month period;

ii.

the number of Common Shares issuable to Insiders as a group under the 2017 Plan, when combined with Common Shares issuable to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the Company’s issued Common Shares;

iii.

Common Shares being issuable to Directors who are independent Directors (as defined in §§1.4 and 1.5 of National Instrument 52-110 – Audit Committees) of the Company, which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share Compensation Arrangement already paid), may not collectively exceed 1% of the Outstanding Shares and may not exceed for each individual, a value of $100,000 in any 12 month period; provided as well that Common Shares issuable under Options and any other Share Compensation Arrangements currently in effect which have been granted to:

•	any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and

•

any Director who was an independent director at the time of grant of Options but subsequently becomes a non-independent Director; shall in either such case, be excluded from the calculation of 1% of the Outstanding Shares issuable under the Plan;

iv.	Disinterested Shareholder approval shall be required in respect of:

•	any amendment which reduces the Exercise Price of an Option;

•	any amendment to extend the term of an Option;

•	amendments to increase any of the limits on the number of Options that may be granted;

•	any amendment to eligible Participants that may permit an increase to the proposed limit on independent Director participation;

•	any amendment to the transferability or assignability of an Option;

•	any amendment to Plan section 2.9 - Terms or Amendments Requiring Disinterested Shareholder Approval; and

•	any amendments required to be approved by shareholders under applicable law.

v.	no exercise price of an Option granted to an Insider may be reduced nor the term of an Option granted to an Insider extended without approval of the disinterested shareholders of the Company.

Amendment of the Plan by the Board of Directors

(i)

Subject to TSX Policy requirements and the prior receipt of any necessary Regulatory Approval, the Board may in its absolute discretion, without shareholder approval, amend or modify the Plan or any Option granted as follows:

i.	it may make amendments which are of a typographical, grammatical or clerical nature;

ii.	it may change the vesting provisions of an Option granted hereunder;

iii.	it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original Expiry Date of such Option;

iv.	it may add a cashless exercise feature payable in cash or Common Shares;

v.	it may make amendments necessary as a result of changes in securities laws applicable to the Company; and

vi.

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market.

(j)

The 2017 Plan includes clarification of notification procedures for a Take-Over Bid (under National Policy 62-203 – Take-Over Bids and Issuer Bids), the related vesting requirements and the criteria by which the Board may determine the success of a Take-Over Bid.

Definitions:

A "disinterested shareholder" means a shareholder that is not an Insider to whom Options may be granted under the Plan and they are not an Associate of an Insider.

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Authorization Required for Continuation of the Option Plan Every Three Years

Under TSX Policies listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of such listed company from time to time for the issuance of options pursuant to the listed company’s stock option plan, must obtain shareholder approval to continuation of the plan at every third annual meeting of the shareholders of the listed company. All previously allocated options granted under the listed issuer’s current option plan will continue unaffected by approval or disapproval of the resolution.

Resolution to Adopt the 2017 Plan for Three Years

To be effective, the resolution to approve and ratify adoption of the 2017 Plan must be approved by not less than a simple majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting (an “ordinary resolution”).

The text of the resolution to ratify and approve adoption of the 2017 Plan to be submitted to Shareholders at the Meeting is set forth below:

“Be it RESOLVED as an ordinary resolution that:

a.

the adoption of the Company’s incentive share option plan dated for reference April 12, 2017 (the “2017 Plan”), filed at www.sedar.com as of the date hereof, be and is hereby ratified and approved; and

b.	the currently issued options under the Company’s current share option plan adopted April 29, 2011 (the “2011 Plan”) be deemed to be authorized and issued pursuant to the 2017 Plan;

c.	the currently available and unallocated options issuable pursuant to the Company’s 2011 Plan are hereby authorized for issuance under the 2017 Plan; and

d.

the 2017 Plan remain in effect until the third anniversary of the Company’s shareholder meeting held June 1, 2017 (the “Meeting”) (and all options granted thereunder before the third anniversary of the Meeting remain valid), but no further options may be granted under the 2017 Plan after the third anniversary of the Meeting unless the shareholders approve its continuation prior to that date.”

The Company currently expects that the 2017 Plan will be resubmitted to the shareholders to be ratified and approved for continuation at the Company’s 2020 annual shareholders meeting.

Result if Resolution Not Passed

If the resolution to ratify and approve the 2017 Plan is not passed, the Company will only be able to grant options after the date of the Meeting which are subject to a condition that such options must first receive specific shareholders approval before they can be exercised.

Recommendation

The Board unanimously recommends the approval of the resolution to adopt the 2017 Plan as incentive options are an important element of corporate compensation and the inability to grant them would put the Company at a severe competitive disadvantage in attracting and retaining talented personnel. The tax treatments available and limitations available under the 2017 Plan make it a more tax efficient option plan than the Company’s 2011 Plan.

Unless otherwise indicated on the form of Proxy received by the Company, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, in favour of the resolution to approve and ratify adoption of the 2017 Plan to be effective for three years.

B.	Alteration to Articles

Introduction

The Board proposes that the Articles of the Company (the “Articles”) be altered to include an advance notice provision (the “Advance Notice Provision”), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provision is set out in Schedule “A” to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

Subject only to the BCA and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provision and the candidate for nomination, whether nominated by the Board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provision: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable provinces and territories of Canada.

Notwithstanding any other provision of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Vote Required and Recommendation of the Board

Under the Articles and the BCA, the alteration of the Company’s Articles requires the approval of at least the majority of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company by an ordinary resolution. Accordingly, shareholders will be asked at the Meeting to vote on an ordinary resolution, the text of which is set forth below (the “Advance Notice Provision Resolution”), to approve the alteration of the Articles of the Company to include the Advance Notice Provision.

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve an alteration of the Company’s Articles by voting FOR the Advance Notice Provision Resolution at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

“BE IT RESOLVED as a special resolution that:

1.

The Articles of the Company (the “Articles”) be altered as and at Article 14.12 of the Articles by adding the text substantially as set forth in Schedule “A” to the Information Circular of the Company prepared for the Annual General and Special Meeting held June 1, 2017;

2.

The Board of Directors (the “Board”) of the Company be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

Recommendation

The Board unanimously recommends the Shareholders approve the resolution to alter the Articles of the Company to adopt the Advance Notice Provisions.

Unless otherwise indicated on the form of Proxy received by the Company, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, in favour of the special resolution to alter the Articles to adopt the Advance Notice Provisions.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended December 31, 2016 and the related management discussion and analysis both of which were filed under the Company’s SEDAR profile at www.Sedar.com on March 29, 2017.

A Shareholder may obtain additional information upon request without charge from the Company’s Chief Financial Officer at Suite 600, 1199 West Hastings Street, Vancouver, B.C. V6E 3T5, telephone: 778-729-0600 or fax: 778-729-0650 and is also available via the Internet on SEDAR at www.Sedar.com. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, April 20, 2017.

BY ORDER OF THE BOARD

“Shawn Wallace”

Shawn Wallace
President and Chief Executive Officer

Schedule “A”

to the Information Circular prepared for the June 1, 2017 Annual General and Special Meeting of

AURYN RESOURCES INC.

Alteration of Articles to add the following §14.12

“Nomination of Directors

14.12          Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

(a)     Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)     by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)    by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)   by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)     In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(e) .

(c)     To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(i)     in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)    in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)   Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c) .

(d)     To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i)     as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)    as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)     To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

(f)     No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)     For purposes of this §14.12:

(i)     “Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)    “Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)   “Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)    “Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)     “Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)    “owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)   “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)     Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)     In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e) .”